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                           September 21, 2023

       Samar Kamdar
       Chief Financial Officer
       biote Corp.
       1875 W. Walnut Hill Ln, #100
       Irving, TX 75038

                                                        Re: biote Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 29,
2023
                                                            Form 8-K filed on
August 10, 2023
                                                            File No. 001-40128

       Dear Samar Kamdar:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Item 7. Management   s Discussion and Analysis of Financial Condition
and Results of
       Operations

       Non-GAAP Measures, page 64

   1. We note within your non-GAAP reconciliation that you present certain line items including but not
limited to "Loss from extinguishment of debt and other non-operating items,"
"Transaction-related expenses," and "Litigation and other." Please tell us and revise future filings
to quantify and explain the components of these adjustments
                                                        including the nature of
the charges and what they represent. Within your discussion, explain how these
adjustments comply with the guidance in Item 10(e) of Regulation S-K and the Non-GAAP
Financial Measures Compliance & Disclosure Interpretations (   Non-
                                                        GAAP C&DI   ). Please
note that this comment also applies to your Forms 10-Q for the quarter ended March 31,
2023 and June 30, 2023 and your Form 8-K filed on August 10,
                                                        2023.
 Samar Kamdar
biote Corp.
September 21, 2023
Page 2
Form 8-K filed on August 10, 2023

Exhibits

2. We note your disclosure related to "Adjusted EBITDA Margin" does not label this as a non-GAAP measure or provide a reconciliation to the most directly comparable GAAP measure. Please revise future filings to provide a reconciliation to the most directly comparable GAAP measure and to include the disclosures outlined in
Item 10(e) of
         Regulation S-K.
3. We note you provide a range of forward-looking adjusted EBITDA without providing reconciliations to the most directly comparable GAAP measure or a statement that providing such reconciliations requires unreasonable efforts. In future filings, please provide reconciliations to the most directly comparable GAAP measure. If all the information necessary for the reconciliations is not available without unreasonable efforts, identify and disclose the information that is unavailable and its probable significance.
         Also present the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.10(b) of
         the Non-GAAP C&DI.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Eric Atallah at (202) 551-3663 or Tara Harkins, Reviewing Accountant, at (202) 551-3639 with any questions.



FirstName LastNameSamar Kamdar                                 Sincerely,
Comapany Namebiote Corp.
                                                               Division of
Corporation Finance
September 21, 2023 Page 2                                      Office of Life
Sciences
FirstName LastName